JUFEEL INTERNATIONAL GROUP

85 Jinshui East Road19/F, Tower 3, Yabao

Zhengzhou, Henan Province, PRC 450000

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Jufeel International Group Amendment 1 to Draft Registration Statement Submitted November 13, 2018 CIK 0001725063

Dear Ms. Ravitz:

By letter dated December 10, 2018, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Jufeel International Group (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 Amendment 1, submitted on November 13, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1. Please update your financial statements and related disclosures as required by Rule 8- 08 of Regulation S-X.

Response: The Company respectfully advises the Staff that we have updated our financial statements and related disclosures as required by Rule 8-08 of Regulation S-X and including interim period ended September 30, 2018 financial statements.

2. We note your response to comment 2 of our January 18, 2018 letter. Please file the opinion of PRC counsel as an exhibit to your registration statement.

Response: Attached to the registration statement is an opinion from PRC counsel regarding compliance with PRC regulations. Note that the opinion attached is an updated opinion since the counsel appointed by the original law firm (“the Firm”) to issue the legal opinion has left the Firm, we were unable to obtain the consent from the counsel who originally prepared the opinion or the Firm to include the original opinion as an exhibit to the registration statement.

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Risk factors, page 8

General

3. Please tell us why you removed the risk factor regarding necessary construction permits.

Response: This risk factor was removed in error and has been included in the amended Form S-1.

We extend credit to our customers…, page 12

4. Your risk factor states that accounts receivables were $42,806 and $183,884 as of December 31, 2017 and June 30, 2018. Your balance sheets state, however, that accounts receivables at December 31, 2017 and June 30, 2018 were $7,613,832 and $4,842,521. Please revise your draft registration statement or reconcile these amounts as appropriate.

Response: This risk factor has been revised to reconcile the accounts receivable as contained in our balance sheets.

Restriction on Foreign Ownership, page 42; Stringent Environmental Regulations, page 45

5. Notwithstanding your response to comment 14 of our January 18, 2018 letter, you have not removed the references to hog farming and the hog farming industry in these two sections. Please revise.

Response: All such references have been removed.

Employees and Employment Agreements, page 49

6. File the employment agreements with your executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that we have attached employment agreements with executive officers as exhibit 10.16 to 10.20.

Summary Compensation Table, page 65

7. Please provide a footnote explanation to “All Other Compensation” so that investors will understand what is included in this column. See Item 402(o)(7) of Regulation S-K.

Response: A footnote has been added to the Summary Compensation Table to explain what is included in the column entitled “All Other Compensation.”

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Consolidated Balance Sheet, page F-3

8. We note your response to comment 23 of our January 18, 2018 letter. Please explain to us how you are able to conclude that you were the primary beneficiary of the VIE in years 2015 and 2016 when it appears that the VIE agreements were not in place until August 2017. It is unclear why you believe that you should be able to recast your financial statements for periods before 2017 relating to the VIE agreements. Please explain and clarify the accounting guidance, if any, upon which you are relying.

Response: The Company respectfully advises the Staff that immediately before and after the reorganization, the ultimate owners’ equity interests of Kaifeng Jufeel were almost identical of those of the Company (67.4% owned by Mr. Zhang). Accordingly, the reorganization is accounted for as a legal reorganization of the entities under common control in a manner akin to a pooling of interest as if the Company, through its wholly owned subsidiaries, had been in existence and been the primary beneficiary of the VIE throughout the periods presented in the consolidated financial statements. Although there is no specific accounting guidance for reorganization, it is a common understanding and practice to recast the financial statements for periods before the VIE agreements. Please refer to ASC 805-50-45-5 for accounting guidance for Comparative Financial Statement Presentation for Prior Years under business combination as follows.

45-5 Financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined. However, the comparative information in prior years shall only be adjusted for periods during which the entities were under common control.

We here provide two precedence of recasting financial statements for periods before 2017 under VIE structure.

First company: Gridsum Holding Inc., which signed the VIE agreements on December 22, 2014 and recast its financial statements for 2013 and 2014 as if it had been the primary beneficiary of the VIE from that time.

Please refer to the link below for the treatment of this SEC registrant under VIE structure in Note 1 Organization and Principal Activities on page F-10.

http://www.sec.gov/Archives/edgar/data/1647338/000104746916015603/a2229621zf-1a.htm#fa77501_gridsum_holding_inc._index_to___gri02499

Second company: QUDIAN INC., which signed the VIE agreements on December 9, 2016 and recast its financial statements for 2014 and 2015 as if it had been the primary beneficiary of the VIE from that time.

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Please refer to the link below for the treatment of this SEC registrant under VIE structure in Note 1 Organization on page F-12.

http://www.sec.gov/Archives/edgar/data/1692705/000119312517309834/d282719df1a.htm#rom282719_30

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

9. In your draft registration statement submitted December 22, 2017, you reported net revenue and income from operations of $15.1 million and $9.1 million through the nine months ended September 30, 2017. Based upon your results of operations for the full year 2017, it appears that you generated $12.8 million of revenue and $6.1 million of income from operations during the fourth quarter of 2017. Please tell us the underlying reasons that resulted in your having generated approximately 46% of your revenue and 40% of your income from operations during the fourth quarter of 2017.

Response: We have included language in the Registration Statement on page 56 “Net revenue” analysis to explain that the reason for the increase in revenues and income from operations during the fourth quarter of 2017 was due to the fact that we run promotions during this time period, as the customers were purchasing goods to prepare for their own sales for New Year holiday and Chinese Spring Festival. Also, there was a new product named PMAS No. 3 launched at the end of September 2017, it contributed approximately $8.6 million revenue for the year ended December 31, 2017, of which approximately $8.4 million was from the fourth quarter of 2017. The Company respectfully advises the Staff that the nine months ended September 30, 2017 financial statements has also been restated. After the restatement, the net revenue and income from operations were $9.6 million and $1.5 million through the nine months ended September 30, 2017, respectively. As a result, the Company generated $18.3 million of revenue and $13.6 million of income from operations during the fourth quarter of 2017.

Note 2. Summaries of Significant Accounting Policies, l. Revenue Recognition, page F- 14

10. Please expand your disclosure to include the amount of revenue from distributor/agent membership fees for each period presented.

Response: The Company respectfully advises the Staff that membership fees were included in the actual agreements with the distributor/agents. However, from accounting point of view, it cannot be considered as a revenue since it does not have standalone value. Therefore, the amounts specified in the contract as membership fee were recognized as part of the revenue of product sales. We only recognize revenue of product sales upon the delivery of products to distributors/agents, and no revenue from membership fee. Therefore, we cannot include a disclosure for the amount of revenue from distributor/agent membership fees for each period presented since it will be a non-GAAP disclosure, which cannot be included in the financial statements. We removed the paragraph of the discussion of membership fees in this section to avoid confusion to the readers.

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Note 24. Restatement, page F-40

11. Please provide us the gross journal entries and related detailed explanations that comprise adjustments 2, 3, and 5.

Response: The Company respectfully advises the Staff that we have provided the journal entries and related detailed explanations that comprise adjustments 2, 3 and 5 below.

Adjustment 2:

The following journal entries were to reverse the previously wrongfully recorded compensation expense:

As of December 31, 2016:

Dr. Additional paid in capital	696,694
Cr. Prepayments	301,376
Cr. Selling expenses	331,715
Cr. G&A expenses	63,603

As of December 31, 2015:

N/A

The following journal entries were to record correct compensation expenses paid by Mr. Zhang on behalf of the Company via transferring his equity interests. The value of equity interests transferred should be reflected as an expense in the Company's financial statements with a corresponding credit to liability when the counterparties has not completed the service or satisfied the employment requirement. Then the Liability to be settled by shareholders was credited to contributed (paid-in) capital when the service was completed since the shareholder only transferred the shares at that time. As of December 31, 2016, the counterparties had not completed the service or satisfied the employment requirement, so it should be credited to liability to be settled by shareholder.

As of December 31, 2016:

Dr. Selling expenses	719,394
Dr. G&A expenses	156,049
Cr. Liability to be settled by shareholder	875,443

As of December 31, 2015:

N/A

Adjustment 3:

The following journal entries were to reverse the membership fees recognized and record together with the product sales as a single unit since the exclusive right has no stand-alone value to customers:

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As of December 31, 2016:

Dr. Advanced payments from customers	3,760,214
Cr. Total net revenue	2,441,473
Cr. Other taxes payables	199,512
Cr. Retained deficit and other comprehensive income	1,119,229

As of December 31, 2015:

Dr. Advanced payments from customers	1,306,469
Dr. Total net revenue	834,097
Cr. Retained deficit and other comprehensive income	2,140,566

Adjustment 5:

The following journal entries were to reverse the write-off of the incorrectly treated inventory purchase.

As of December 31, 2016:

Dr. Prepayments	1,024,595
Dr. Retained earnings and other comprehensive income	398,382
Cr. G&A expenses	626,213

As of December 31, 2015:

Dr. Prepayments	454,008
Dr. Other comprehensive income	19,332
Cr. G&A expenses	473,340

The following journal entries were to record cost of acquiring the farmland lease and amortize it during the lease period:

As of December 31, 2016:

Dr. Long-term prepayment	1,216,664
Cr. Prepayments	1,210,991
Cr. Accounts payable	5,673

Dr. Cost of revenue	42,355
Dr. Retained deficit and other comprehensive income	82,691
Cr. Long-term prepayments	125,046

December 31, 2015:

Dr. Long-term prepayment	1,299,741
Cr. Prepayments	1,299,741

Dr. Cost of revenue	45,170
Dr. Retained deficit and other comprehensive income	45,090
Cr. Long-term prepayments	90,260

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Note 25. Subsequent Events, page F-43

12. We note your response to comment 27 of our January 18, 2018 letter and the revisions to your draft registration statement. It is unclear to us, however, why your footnote contains “except for” language to refer to transactions that both occurred before November 13, 2018, the date the consolidated financial statements were issued, and are disclosed elsewhere in your footnotes. Please revise your document to remove the “except for” language or tell us the reason that you believe this disclosure is appropriate. Please refer to ASC 855-10-50-1 for guidance. This comment also applies to Note 18 on page F-64.

Response: The Company respectfully advises the Staff that we have revised the language in this footnote to remove the requested language and provide more detailed clarification.

Recent Sales of Unregistered Securities, page II-1

13. We note your response to comment 30 of our January 18, 2018 letter. Please revise to disclose the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares.

Response: This section has been revised to disclose amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares, as applicable.

Exhibits, page II- 6

14. We note your response to comment 11 of our January 18, 2018 letter. Please file the lease agreement for your various leases as exhibits to your registration statement or tell us in detail why you are not required to do so. See Item 601(b)(10) (ii)(D) of Regulation S-K.

Response: The Company respectfully advises the Staff that we have attached leases as considered significant as Exhibits 10.6 to 10.15.

Very Truly Yours,

/s/ Rongxuan Zhang

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